EXHIBIT 99.2

MHC Mutual Conversion Fund

100 Crescent Court, Suite 575, Dallas, TX  75201

December 16, 2015

Board of Directors of Financial Institutions, Inc.
c/o Sonia M. Dumbleton, Corporate Secretary
220 Liberty Street
Warsaw, New York 14569

Board of Directors of Financial Institutions Group Inc. (FISI),

I am writing to inform you that Clover Partners, L.P. has built a stake in your institution of greater than 5% and will be filing a 13-D shortly. We believe it is in the best interest of FISI's shareholders for the company to be sold to a larger bank. FISI has now announced the second acquisition in as many years that will result in meaningful tangible book value (TBV) dilution for FISI shareholders. The earn-back periods for this dilution are outside any acceptable range, and we believe management's rationale for the acquisitions is flawed at best.

Clover met with Marty Birmingham (CEO of FISI) and Kevin Klotzbach (CFO of FISI) in October of this year. At that meeting we discussed a number of strategies for FISI, including the opportunity to capitalize on market-place disruption created by KeyBanc's purchase of First Niagra. Furthermore, we thoroughly discussed FISI's acquisition of Scott Danahy Naylon Inc. In no uncertain terms, we expressed our disapproval of transactions that result in considerable dilution to TBV, especially when coupled with long earn-back periods of that dilution. In this transaction we calculated 7% dilution to TBV and an earn-back of approximately 20 years! We asked management to expound on the strategic rationale for a deal with such unattractive financial metrics, and the explanation was two-fold: First, FISI was buying a platform to which they could do small tack-on acquisitions at much lower prices and would help build scale in the business. While, this may be a fair point, we countered that any insurance deal is going to come with large amounts of intangibles relative to the transaction size and thus still have a long earn-back period on the dilution. Management did not dispute this point, and offered that the other justification for the transaction was an overarching goal to grow non-interest income as a percentage of total revenues, which is a laudable objective but in this case came with far too high of a price tag for FISI's shareholders.

I believed our discussion was constructive, and management indicated they heard our message loud and clear and would be extra scrupulous before doing any future deals that result in meaningful dilution for shareholders.  Thus, we were both surprised and dismayed to see FISI's announcement on November 30th that they were buying Courier Capital. Our calculations indicate this deal comes with TBV dilution of 4%, which is less than the Scott Danahy transaction, but our model points to an earn-back of at least seven years, which is unacceptable. Furthermore, the acquisition is barely accretive to earnings (~2% in 2017). We immediately reached out to management to understand the logic behind what we viewed as another poor transaction. We heard the same refrain of growing non-interest income as a percentage of revenue as well as FISI was buying another platform with the potential for smaller tack-on deals. Furthermore, management explained that they believed bank's with higher percentages of non-interest income trade at higher price to earnings multiples (P/E). Lastly, management offered that the earn-back on the combined institution was only six months.

In our opinion, the earn-back on the combined institution is basically irrelevant as the attractiveness of a deal's valuation should stand on its own merits. By analogy, a far larger bank than FISI could theoretically have purchased Courier for many times the price paid by FISI, and their combined earn-back could have been a matter of weeks. That doesn't make the Courier deal a good one for that bank either, and that is an unmistakably poor way to evaluate whether you paid an attractive price for a deal, and thus, whether you should have done it in the first place.

Our research indicates that one of the highest correlations you find in bank stocks is that of the ratio of a bank's price to tangible book value (P/TBV) relative to its return on tangible common equity (ROTCE). Simply stated, the higher a bank's ROTCE, the higher the P/TBV multiple. Thus, diluting TBV can only be justified when either the earn-back is very short (<5 years at most) or when the dilution is offset by a substantial increase in ROTCE which will justify a much higher P/TBV multiple. In an ideal transaction, you would have both of those components. Unfortunately, in the case of FISI, shareholders are getting multiple expansion (P/TBV) by virtue of diluting the denominator without any meaningful enhancement to the earnings of the institution.  Furthermore, we think the "higher P/E multiple" argument offered by management is misguided as FISI already trades at almost 14x 2016 eps estimates.

The strategy of buying another platform is lost upon us as it has been 16 months since the Scott Danahy platform was purchased, and there have been no tack-on deals to help legitimize the lousy financial metrics of the first deal. Now FISI has two platforms both needing tack-on deals to even justify the transactions in the first place, and our concern is that multiple small deals will translate into material dilution for shareholders. Furthermore, management indicated they would consider purchasing another platform in the future, which would undoubtedly mean even more dilution to shareholders and is something we vehemently oppose.

It is Clover's strong belief that FISI should halt any future acquisition plans and sell the bank to a larger competitor. FISI is a reasonably profitable institution and has an excellent deposit franchise but lacks a pathway to the profitability metrics enjoyed by their larger peers. FISI is also thin on their tangible common equity to tangible assets ratio (TCE/TA), which limits the banks growth potential and is also problematic if credit issues began to emerge. Some of FISI's competitors are approaching an important crossroads in the way of the $10 billion asset threshold, and FISI appears to be a natural solution to those institutions eclipsing that hurdle in a meaningful way. Beyond in-market players, we believe there are a number of banks in other markets who would have a strong interest in FISI and have the capacity to pay healthy premiums to the market price.

In our terminal valuation of FISI, we considered deposit premiums, P/E ratios both pre-cost-saves as well as post-cost-saves and P/TBV multiples. Our analysis conservatively shows that in a deal, FISI shares would be worth somewhere in the range of $34-$37 (26% - 37% respective premiums to the market price). We believe FISI's shareholders would far prefer that premium as well as the option of taking the buyer's currency, rather than continue on a path of further TBV dilution. Furthermore, it is difficult to justify a substantively higher trading valuation for FISI based on our analysis of the bank's earnings potential. To be sure, we do not foresee the bank even earning > 90bps core ROA until 2017, and that comes with execution risk. Thus, we fervently believe that a sale of the bank is the best risk-adjusted return for shareholders and is therefore the best way for the board and management to maximize value for shareholders.

It is our intention to actively communicate with the board and management to discuss future steps and possible board representation. To date, we have had constructive communications with management, despite disagreeing on some topics, and we hope to maintain this constructive dialog. However, we remain resolute in seeing that shareholders’ interests are fully addressed and will pursue board representation via a proxy-contest should we deem it necessary. We look forward to discussing the future plans for FISI, and hope we can all work productively together to find the best path forward for FISI and the bank's shareholders.

Sincerely,

/s/ Johnny Guerry

Johnny Guerry
Managing Partner
Clover Partners, L.P.